Exhibit 99.1

Kingold Jewelry Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2018

Company to Hold Conference Call with Accompanying Slide Presentation at 4:30 p.m. E.T. on August 9, 2018

WUHAN CITY, China, August 9, 2018 - Kingold Jewelry, Inc. ("Kingold" or "the Company") (NASDAQ: KGJI), one of China's leading manufacturers and designers of high quality 24-karat gold jewelry, ornaments and investment-oriented products, today announced its unaudited financial results for the second quarter and six months ended June 30, 2018.

2018 Second Quarter Financial Highlights (all results compared to prior year period)

•	Net sales were $678.8 million, an increase of 42.6% from $475.9 million
•	Processed a total of 27.6 metric tons of 24-karat gold products, increased by 6.0% from 26 metric tons
•	Net income was $13.6 million, or $0.20 per diluted share, compared to net income of $8.0 million, or $0.12 per diluted share

Outlook for 2018

•	Company reiterates guidance of between 100 metric tons and 110 metric tons of 24-karat gold products in 2018

Management Commentary

Mr. Zhihong Jia, Chairman and CEO of the Company, commented, “We were pleased to deliver strong operating results in the second quarter of 2018 and continue to benefit from our gold investment which enabled us to further expand our production capacity and design capabilities. During the quarter, we have witnessed a strong growing demand for 24-karat gold jewelry and investment products in China, and our management quickly adjusted the product mix in response to market demand with additional trendy design jewelry products and value preserving investment gold products. We are dedicated to building the Kingold brand as an increasingly important participant in the gold industry in China, while quickly responding to market changes and adjusting operational strategies.”

2018 SECOND QUARTER AND SIX MONTHS OPERATIONAL REVIEW

Metric Tons of Gold Processed

Three Months Ended:
	June 30, 2018		June 30, 2017
	Volume	% of Total	Volume	% of Total
Branded*	16.9	61.1%	12	46.2%
Customized**	10.7	38.9%	14	53.8%
Total	27.6	100.0%	26	100%

Six Months Ended:
	June 30, 2018		June 30, 2017
	Volume	% of Total	Volume	% of Total
Branded*	29.8	58.6%	20.1	47.7%
Customized**	21.1	41.4%	22.0	52.3%
Total	50.9	100.0%	42.1	100.0%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

For the three months ended June 30, 2018, the Company processed a total of 27.6 metric tons of gold, of which branded production was 16.9 metric tons, representing 61.1% of total gold processed, and customized production was 10.7 metric tons, representing 38.9% of total gold processed in the second quarter of 2018. In the second quarter of 2017, the Company processed a total of 26 metric tons, of which branded production was 12 metric tons, or 46.2% of the total gold processed, and customized production was 14 metric tons, or 53.8% of total gold processed.

Kingold Jewelry, Inc.

August 9, 2018

For the six months ended June 30, 2018, the Company processed a total of 50.9 metric tons of gold, of which branded production was 29.8 metric tons, representing 58.6% of total gold processed, and customized production was 21.1 metric tons, representing 41.4% of total gold processed in the first half of 2018. In the first half of 2017, the Company processed a total of 42.1 metric tons, of which branded production was 20.1 metric tons, or 47.7% of the total gold processed, and customized production was 22 metric tons, or 52.3% of total gold processed.

CONSOLIDATED FINANCIAL AND OPERATING REVIEW

Net Sales

Net sales for the three months ended June 30, 2018 was $678.8 million, increased by 42.6% from $475.9 million for the same period in 2017. The increase in net sales was mainly the result of the higher sales volume for branded production sales.

For the six months ended June 30, 2018, the Company's net sales were $1,218.3 million, increased by 58.6% from $768.1 million in the first half of 2017. The increase in net sales was mainly the result of the higher sales volume for branded production sales.

Gross Profit

Gross profit for the three months ended June 30, 2018 was $63.8 million, increased by 33.4% from $47.8 million for the same period in 2017.

For the six months ended June 30, 2018, the Company's gross profit were $128 million increased by 97.3% from $64.9 million in the same period of 2017.

Gross Margin

The Company’s gross margin was 9.4% for the three months ended June 30, 2018, compared to 10% in the prior year period. The slight decrease in gross margin was primarily due to the decreased average selling price of branded production, compensated by decreased unit cost of branded production during the three months ended June 30, 2018. The average selling price of branded production was RMB 252.34 per gram for the three months ended June 30, 2018, decreased by RMB 11.66 or 4.4%, from RMB 264 per gram for the same period in 2017. Meanwhile, the unit cost of branded production sales was RMB 232.43 per gram for the three months ended June 30, 2018, decreased by RMB 11.63, or 4.8%, from RMB 244.06 per gram for the same period in 2017. The decreases of both the average selling price and unit cost of branded production were mainly due to the weak gold price in the three months ended June 30, 2018.

For the six months ended June 30, 2018, the Company's gross margin was 10.5%, compared to 8.4% in the first half of 2017. The increase in gross margin was because the decrease in unit cost of branded production sales exceeded the decrease in the average selling price of branded production during the six months ended June 30, 2018. The unit cost of branded production sales was RMB 232.30 per gram for the six months ended June 30, 2018, decreased by RMB 8.1 or 3.4% from RMB 240.39 per gram for the same period in 2017. However, the average selling price of branded production was RMB 254.95 per gram for the six months ended June 30, 2018, decreased by RMB 1.72 or 0.7% from RMB 256.66 per gram for the same period in 2017.

Net Income

Net income for the three months ended June 30, 2018 was $13.6 million, or $0.20 per diluted share based on 66.2 million weighted average diluted shares outstanding, compared to net income of $8.0 million in the prior year period, or $0.12 per diluted share based on 66.4 million weighted average diluted shares outstanding in the prior year period.

For the six months ended June 30, 2018, the Company's net income was $26.8 million, or $0.40 per basic and diluted share, compared to net loss of $13.3 million, or $(0.20) per basic and diluted share, in the same period of 2017.

Kingold Jewelry, Inc.

August 9, 2018

Balance Sheet Highlights (USD in Millions)
	6/30/2018	12/31/2017	Percentage Change
Cash and Cash Equivalents	$0.24	$5.0	(95.2)%
Inventories	$150	$135	11.1%
Working Capital (Current Assets -- Current Liabilities)	$603	$768	(21.5)%
Stockholders’ Equity	$373	$390	(4.4)%

Net cash provided by operating activities was $446.3 million for the six months ended June 30, 2018, compared with net cash used in operating activities of $257 million for the same period in 2017. The increase of net cash provided by operating activities was mainly due to the decrease in inventory purchases of $311 million because $349.4 million of gold for investment was released to inventory during the six months ended June 30, 2018, a decrease in value added tax receivable of $76.6 million, an increase in income taxable of $2.9 million and an increase in other payables and accrued liabilities of $1.3 million.

The Company’s net cash from operating activities can fluctuate significantly due to change in inventories. Other factors that may vary significantly include accounts payable, purchase of gold and income taxes. The Company expects the net cash it generates from operating activities to continue to fluctuate as inventories, receivables, accounts payables and the other factors described above change with increased production and the purchase of larger or smaller quantities of raw materials (principally gold). These fluctuations could cause net cash from operating activities to decrease, even if net income grows as the Company continues to expand. Although the Company expects that net cash from operating activities will increase over the long term, it cannot predict how these fluctuations will affect Kingold’s cash flow in any particular quarter.

OUTLOOK FOR 2018

Based on its existing resources and capacity along with strong demand for 24-karat gold products in China, the Company reiterates its expectation that gold processed will be between 100 metric tons and 110 metric tons during 2018.

Conference Call Details

Kingold also announced that it will discuss these financial results in a conference call on August 9, 2018 at 4:30 p.m. E.T.

The dial-in numbers are:

Live Participant Dial In (Toll Free):	877-407-9038
Live Participant Dial In (International):	201-493-6742

The conference call will also be webcast live. To listen to the call, please go to the Investor Relations section of Kingold's website at www.kingoldjewelry.com, or click on the following link: http://kingoldjewelry.equisolvewebcast.com/q2-2018. The Company will also have an accompanying slide presentation available in PDF format on its homepage prior to the conference call.

About Kingold Jewelry, Inc.

Kingold Jewelry, Inc. (NASDAQ: KGJI), centrally located in Wuhan City, one of China's largest cities, was founded in 2002 and today is one of China's leading designers and manufacturers of 24-karat gold jewelry, ornaments, and investment-oriented products. The Company sells both directly to retailers as well as through major distributors across China. Kingold has received numerous industry awards and has been a member of the Shanghai Gold Exchange since 2003. For more information, please visit www.kingoldjewelry.com.

Business Risks and Forward-Looking Statements

This press release contains forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. You can identify these forward - looking statements by words such as “expects,” “believe,” “project,” “anticipate,” or similar expressions. The forward-looking statements in this release include statements regarding Kingold’s outlook with respect to its 2018 outlook for gold processing. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Forward-looking statements are subject to a number of risks, including those contained in Kingold's SEC filings available at www.sec.gov, including Kingold's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Kingold undertakes no obligation to update or revise any forward-looking statements for any reason.

Kingold Jewelry, Inc.

August 9, 2018

COMPANY CONTACT

Kingold Jewelry, Inc.

Bin Liu, CFO

Phone: +1-847-660-3498 (US) / +86-27-6569-4977 (China)

bl@kingoldjewelry.com

INVESTOR RELATIONS COUNSEL:

The Equity Group Inc.

Katherine Yao, Senior Associate

Phone: +86-10-5661 7012

kyao@equityny.com

Kingold Jewelry, Inc.

August 9, 2018

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(IN US DOLLARS)

(UNAUDITED)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017

NET SALES	$678,796,263	$475,891,200	$1,218,320,318	$768,155,277

COST OF SALES
Cost of sales	(614,775,972)	(427,858,604)	(1,089,741,556)	(702,767,612)
Depreciation	(228,173)	(210,888)	(545,838)	(505,331)
Total cost of sales	(615,004,145)	(428,069,492)	(1,090,287,394)	(703,272,943)

GROSS PROFIT	63,792,118	47,821,708	128,032,924	64,882,334

OPERATING EXPENSES
Selling, general and administrative expenses	2,564,845	3,069,142	5,110,199	6,766,525
Stock compensation expenses	5,364	11,143	10,728	22,286
Depreciation	151,658	125,831	260,487	231,670
Amortization	2,963	2,755	5,936	5,498
Total operating expenses	2,724,830	3,208,871	5,387,350	7,025,979

INCOME FROM OPERATIONS	61,067,288	44,612,837	122,645,574	57,856,355

OTHER INCOME (EXPENSES)
Other Income	-	132	-	65,497
Interest Income	446,143	504,462	822,144	1,191,307
Interest expense, including amortization of debt issuance costs of $2,305,354 and $3,116,277 for the three months, and $4,560,420 and $6,403,986 for the six months ended June 30, 2018 and 2017, respectively	(43,301,467)	(38,980,626)	(87,418,347)	(76,570,122)
Total other expenses, net	(42,855,324)	(38,476,032)	(86,596,203)	(75,313,318)

INCOME (LOSS) FROM OPERATIONS BEFORE TAXES	18,211,964	6,136,805	36,049,371	(17,456,963)

INCOME TAX PROVISION (BENEFIT)
Current	4,169,121	5,218,082	7,426,595	5,218,082
Deferred	479,046	(7,114,895)	1,824,055	(9,402,844)

Total income tax provision (benefit)	4,648,167	(1,896,813)	9,250,650	(4,184,762)

NET INCOME (LOSS)	13,563,797	8,033,618	26,798,721	(13,272,201)

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) related to investments in gold, net of tax	$(19,350,626)	$(54,046,052)	$(37,973,323)	$48,861,337
Foreign currency translation gains (loss)	(19,822,304)	11,789,755	(6,002,603)	8,362,338
Total Other comprehensive income (loss)	$(39,172,930)	$(42,256,297)	$(43,975,926)	$57,223,675

COMPREHENSIVE INCOME (LOSS)	$(25,609,133)	$(34,222,679)	$(17,177,205)	$43,951,474
Earnings (Loss) per share
Basic	$0.21	$0.12	$0.41	$(0.20)
Diluted	$0.20	$0.12	$0.40	$(0.20)
Weighted average number of shares
Basic	66,113,502	66,018,867	66,113,502	66,018,867
Diluted	66,229,658	66,415,601	66,395,251	66,018,867

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

(UNAUDITED)

	June 30,	December 31,
	2018	2017

ASSETS

Cash	$240,453	$4,997,125
Restricted cash	6,965,467	5,534,551
Accounts receivable	-	768,167
Inventories	150,437,622	135,042,713
Investments in gold	1,185,042,807	1,562,943,153
Other current assets and prepaid expenses	250,183	100,592
Value added tax recoverable	274,033,622	353,732,758
Total current assets	1,616,970,154	2,063,119,059

Property and equipment, net	6,517,129	7,299,643
Restricted cash	7,600,532	7,392,721
Investments in gold	908,899,905	957,124,267
Other assets	296,897	302,072
Deferred income tax assets	18,545,561	6,677,675
Land use right	416,840	429,915
Total long-term assets	942,276,864	979,226,293
TOTAL ASSETS	$2,559,247,018	$3,042,345,352

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Short term loans	$908,635,791	$962,101,746
Other payables and accrued expenses	19,906,196	18,913,863
Related party loan	75,530,983	307,389,647
Due to related party	3,420,269	2,630,301
Income tax payable	4,015,473	1,208,742
Other taxes payable	2,496,472	2,615,463
Total current liabilities	1,014,005,184	1,294,859,762
Related party loans	414,034,451	567,843,066
Long term loans	758,141,473	789,410,137
TOTAL LIABILITIES	2,186,181,108	2,652,112,965
COMMITMENTS AND CONTINGENCIES
EQUITY
Preferred stock, $0.001 par value, 500,000 shares authorized, none issued or outstanding as of June 30, 2018 and December 31, 2017	-	-
Common stock $0.001 par value, 100,000,000 shares authorized, 66,113,502 shares issued and outstanding as of June 30, 2018 and December 31, 2017	66,113	66,113
Additional paid-in capital	80,388,177	80,377,449
Retained earnings
Unappropriated	330,465,332	303,666,611
Appropriated	967,543	967,543
Accumulated other comprehensive income (loss), net of tax	(38,821,255)	5,154,671
Total Equity	373,065,910	390,232,387

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,559,247,018	$3,042,345,352

KINGOLD JEWELRY, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(IN US DOLLARS)

(UNAUDITED)

	For the six months ended June 30,
	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$26,798,721	$(13,272,201)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	806,325	737,001
Amortization of intangible assets	5,936	5,498
Amortization of debt issuance costs included in interest expense	4,560,420	6,403,986
Share based compensation for services and warrants expense	10,728	22,286
Inventory valuation allowance	-	17,597,804
Deferred tax provision (benefit)	1,824,055	(9,402,844)
Changes in operating assets and liabilities
Accounts receivable	784,850	572,975
Inventories	331,036,274	(204,138,326)
Other current assets and prepaid expenses	(157,286)	587,453
Value added tax recoverable	76,550,155	(66,550,772)
Other payables and accrued expenses	1,251,498	5,063,398
Customer deposits	(82,602)	-
Income tax payable	2,939,193	5,218,082
Other taxes payable	(77,119)	123,225
Net cash provided by (used in) operating activities	446,251,148	(257,032,435)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(453,522)	(1,141,219)
Investments in gold	-	(270,889,242)
Net cash used in investing activities	(453,522)	(272,030,461)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from other loans – short term	-	29,090,063
Repayments of other loans – short term	(301,624,503)	(72,870,607)
Proceeds from other loans – long term	240,479,892	95,997,207
Repayments of other loans – long term	-	(101,815,220)
Proceeds from related party loans – short term	-	290,900,628
Repayments of related party loans – short term	(235,549,065)	-
Proceeds from related party loans – long term	334,479,672	690,888,992
Repayments of related party loans – long term	(484,255,723)	(415,987,899)
Payments of loan origination fees	(309,511)	(1,998,723)
Repayment of third party loans	-	(29,090,063)
(Repayment of) borrowings from related party	800,793	(3,988,513)
Net cash provided by (used in) financing activities	(445,978,445)	481,125,865

EFFECT OF EXCHANGE RATES ON CASH AND RESTRICTED CASH	(2,937,126)	1,732,785
NET DECREASEIN CASH AND RESTRICTED CASH	(3,117,945)	(46,204,246)
CASH AND RESTRICTED CASH, BEGINNING OF PERIOD	17,924,397	81,677,623
CASH AND RESTRICTED CASH, END OF PERIOD	$14,806,452	$35,473,377

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$81,761,918	$56,674,744
Cash paid for income tax	$4,487,402	$-

NON-CASH INVESTING AND FINANCING ACTIVITIES
Investments in gold obtained in a lease from a related party and fully repaid	$-	$131,117,303
Investments in gold transferred to inventories	$389,112,590	$180,786,694
Unrealized gain (loss) on investments in gold, net of tax	$(37,973,323)	$48,861,337